FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: August 6, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-15 August 6, 2003

FOR IMMEDIATE RELEASE

ELDORADO GOLD CORPORATION ANNOUNCES CDN$62.0 MILLION
BOUGHT DEAL OF UNITS

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

August 6, 2003 – Eldorado Gold Corporation (TSX: ELD, AMEX: EGO) (“Eldorado” or the “Company”), announced today that it has entered into a bought deal agreement with a syndicate of underwriters led by Orion Securities Inc. Under the agreement, the syndicate will purchase 20,000,000 units (“Units”), consisting of one common share (“Common Shares”) and one-half of a Common Share Purchase Warrant of the Company at a price of CDN$3.10 per Unit (“the Offering Price”) for gross proceeds of CDN$62.0 million. Each Whole Common Share Purchase Warrant will entitle its holders to acquire one Common Share of Eldorado at a price of CDN$4.10 per Common Share for a period of 12 months following the Closing Date of this Offering. The Company will grant the Underwriters an option, exercisable up until 24 hours prior to the Closing Date of the Offering, to purchase up to additional 5,000,000 Units (CDN$15,500,000), at the issue price. The Company expects to file a Preliminary Short Form Prospectus with the securities regulatory authorities to qualify the Units for distribution. The offering is expected to close on or about August 25, 2003.

Net proceeds are to be used to complete the construction of the Kisladag Mine and for general corporate purposes.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

NOT FOR DISTRIBUTION TO THE US. NEWS WIRE SERVICES

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

www.eldorado.gold.com

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

www.eldorado.gold.com